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                              May 4, 2021

       Li Xudong
       Chief Executive Officer
       Cereplast, Inc.
       Room 2707, Global Mansion, Zhengbian Road, Jishui District, Zhengzhou City, Henan Provence 450000 China

                                                        Re: Cereplast, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed April 23,
2021
                                                            File No. 000-56252

       Dear Ms. Xudong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Item 10. Recent Sales of Unregistered Securities, page 21

   1. We note your revisions in response to prior comment 10. Please revise to indicate the section of the
Securities Act or the rule of the Commission under which exemption from registration was
claimed and state briefly the facts relied upon to make the exemption available for each of
the unregistered sales disclosed in this section. Refer to Item 701 of
                                                        Regulation S-K.
       Item 11. Description of Registrant's Securities to be Registered Description of Preferred Stock, page 21

   2. We note your response to prior comment 11 that your board of directors consented to amending the Series A
designation of your preferred stock to provide for conversion to common shares at a 1:1
ratio. Please expand your disclosure to describe:
 Li Xudong
Cereplast, Inc.
May 4, 2021
Page 2
              the Series A preferred stock that was issued and outstanding prior to April 15, 2020;
              the circumstances related to the issuance of the remaining 510 shares of the Series A preferred stock and your board's determination to amend the A designation, including the provision for and subsequent conversion of the class; and the circumstances related to the creation of your Series A-1
Preferred stock.
       Please also disclose what happened to the 490 shares of common stock that were converted from the Series A preferred stock and tell us why those shares are not reflected at all in this filing.
Exhibit Index, page 24

3. We note your response to prior comment 2 that you plan to file the Stock Purchase
       Agreement dated October 22, 2020 as Exhibit 10.1 to this amendment; however, we further note no such exhibit has been included in the filing. Please amend to file the Stock
       Purchase Agreement as an exhibit to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                             Sincerely,
FirstName LastNameLi Xudong
                                                             Division of
Corporation Finance
Comapany NameCereplast, Inc.
                                                             Office of Life
Sciences
May 4, 2021 Page 2
cc:       William Barnett, Esq.
FirstName LastName